

Mail Stop 3233

April 27, 2017

Via E-Mail
Mr. D. Anthony Scaglione
Executive Vice President and Chief Financial Officer
ABM Industries Incorporated
One Liberty Plaza, 7th Floor
New York, NY 10006

      Re: ABM Industries Incorporated
        Form 10-K for the fiscal year ended October 31, 2016
        Filed December 21, 2016
        File No. 001-08929

Dear Mr. Scaglione:

      We have reviewed your April 17, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2017 letter.

Consolidated Statements of Comprehensive Income, page 52

1. We note the significant increase in foreign currency translation loss in 2016. With a view towards MD&A disclosure in future filings, please tell us the reason for the significant fluctuation and the expected impact in future years.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities